LIMITED LIABILITY COMPANY AGREEMENT
OF
ISLAND SAVOY LLC

This Limited Liability Company Agreement ("**Agreement**") of Island Savoy LLC, a California limited liability company (the "**Company**"), effective as of May 1, 2021 (the "**Effective Date**"), is entered into by Michael Alan Stevens, as the sole member of the Company (the "**Member**").

R E C I T A L S

WHEREAS, the Company was formed as a limited liability company on March 19, 2021 by the filing of the Articles of Organization with the Secretary of State of the State of California pursuant to and in accordance with the California Revised Uniform Limited Liability Company Act, as amended from time to time (the "**Act**"); and

WHEREAS, the Member agrees that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, the Member agrees as follows:

1. **Name**. The name of the Company is "Island Savoy LLC".

2. **Purpose**. The purpose to be conducted or promoted by the Company is to engage in any lawful act or activity for which the limited liability company may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing and to acquire, invest in, own, hold, manage, dispose of, and otherwise deal in any and all property necessary or expedient to the foregoing purpose and activity, to incur indebtedness, and to engage in such other activities related or incidental thereto, and to exercise all other powers which may be legally exercised by limited liability companies under California law and necessary to, reasonably connected with, or convenient to the conduct, promotion or attainment of the purpose and investment activity of the Company or the protection or benefit of the Company and its assets.

3. **Financing Transactions**. The Company is hereby authorized to execute, deliver and perform, and the Manager (or any authorized signatory designated by the Manager) on behalf of the Company is hereby authorized to execute and deliver, all documents, agreements, certificates, or financing statements contemplated or related to any mortgage loan or other financing related to the purposes described in Section 2, all without any further act, vote or approval of any other person notwithstanding any other provision of this Agreement, the Act or applicable law, rule or regulation. The foregoing authorization shall not be deemed a restriction on the powers of the Manager (or any authorized signatory designated by the Manager) to enter into other agreements on behalf of the Company.

4. **Principal Office; Registered Agent**.

    (a) Principal Office. The location of the principal office of the Company shall be 1200 Lincoln Ave, Alameda, California 94501, or such other location as the Member may from time to time designate.

(b)   Registered Agent. The registered agent of the Company for service of process in the State of California and the registered office of the Company in the State of California shall be that person and location reflected in the Certificate of Formation. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Member shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, in the manner provided by law.

5.   **Members**.

(a)   Initial Member. The Member owns one hundred percent (100%) of the membership interests in the Company. The name, membership interest, and mailing address of the Member are as set forth on **Exhibit A**.

(b)   Additional Members. One or more additional members may be admitted to the Company with the consent of the Member. Prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

(c)   Membership Interests; Certificates. The Company will not issue any certificates to evidence ownership of the membership interests.

6.   **Management**.

(a)   Management of the Company. Except as otherwise provided in this Agreement, the overall management and control of the business and affairs of the Company shall be vested in the Manager.

(b)   Rights and Powers of Manager. In addition to the rights and powers which the Manager may have under the Act and in its capacity as the manager of the Member, the Manager of the Company shall have all rights and powers necessary for the management of the Company, including, without limitation, the right and power to do the following:

(i)   To execute any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the management of the Company or its assets;

(ii)   To engage in any kind of activity and to perform and carry out contracts of any kind necessary to or in connection with or incidental to the accomplishment of the purpose of the Company as may be lawfully carried on or performed under the laws of the State of California;

(iii)   To acquire, by purchase, lease, option, or otherwise, any real, personal, or mixed property or any interest therein, which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(iv)   To sell, assign, exchange, lease, or otherwise transfer all or part of the Company's assets;

(v)   To borrow money required for the business and affairs of the Company, and to issue evidences of indebtedness necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(vi)   To invest the capital contributions of the sole Member and reinvest the proceeds from the sale of the Company's assets in such investments and upon such terms as the Manager shall determine;

(vii)   To employ any Persons in connection with the management of the Company's assets and business;

(viii)   To retain counsel, accountants, financial advisors, and other professional personnel;

(ix)   To enter into, make and perform such contracts, agreements and other undertakings, and do such other acts as the Manager deems necessary or advisable, or as may be incidental to or necessary for the conduct of the business of the Company;

(x)   To designate the depository or depositories in which all bank accounts of the Company shall be kept and the person or persons upon whose signature or signatures withdrawals therefrom shall be made; and

(xi)   To engage in such other activities and incur such other expenses as may in the Manager's judgment be necessary or appropriate for the furtherance of the Company's purposes, and to execute, acknowledge and deliver any and all instruments necessary to the foregoing.

(c)   <u>Member Approval Required for Major Decisions</u>. Notwithstanding anything to the contrary in this Agreement, the following actions shall require the prior written consent and approval of the Member:

(i)   The sale or other disposition of all or substantially all of the assets of the Company;

(ii)   The acquisition, sale, lease, exchange or other transfer by the Company of any real property;

(iii)   The granting of any mortgage, lien, claim, encumbrance or security interest with respect to the Company's assets, as security for the debts and obligations of the Company or otherwise;

(iv)   Lending money to, or guaranteeing the debts or other obligations of, the Member or any other Person by the Company;

(v) Providing any guarantee, indemnity or other financial support by the Company other than in the ordinary course;

(vi) Prosecuting, defending, settling, compromising, waiving or submitting to arbitration, any suits, actions or claims at law or in equity to which the Company is a party or by which the Company is affected, or stipulating to the entry of any order, judgment or decree;

(vii) Converting, merging or consolidating the Company with or into any partnership, limited liability company or other entity;

(viii) The redemption or purchase by the Company of the Member's Limited Liability Company Interest in the Company;

(ix) The filing of a voluntary petition in bankruptcy or a voluntary petition in liquidation by the Company or allowing the filing of an involuntary petition in bankruptcy or an involuntary petition in liquidation of the Company; or

(x) Any other action which under this Agreement requires the approval and consent of the Member.

(d) <u>Appointment and Tenure of Manager</u>. The Manager of the Company shall be Michael Stevens, until its removal, resignation, or until its successor(s), if any, is duly elected by the Member. The Member may remove and replace the Manager at any time for any reason. Upon the removal or resignation of the Manager, the Member shall elect a successor Manager of the Company.

(e) <u>Resignation of Manager</u>. The Manager may resign from such position at any time upon giving at least thirty (30) days' prior written notice to the Member of the Company.

(f) <u>Election of Officers; Delegation of Authority</u>. The Manager may, from time to time, designate one or more officers with such titles as may be designated by the Manager to act in the name of the Company with such authority as may be delegated to such officers by the Manager (each such designated person, an "**Officer**"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Manager. Any action taken by an Officer designated by the Manager pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her.

(g) <u>Removal and Resignation of Officers; Vacancies</u>. Any Officer of the Company may be removed, either for or without cause, by the Manager of the Company. Any Officer may resign at any time by giving written notice of resignation to the Manager. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, or any other cause may be filled by the Manager of the Company.

(h)   Reimbursement for Expenses. The Company shall reimburse the Manager for all reasonable expenses incurred by it in connection with and arising out of the performance of its duties and responsibilities contained herein, provided that such expenses have been approved in writing by the Member and are supported by adequate documentation.

(i)   Indemnification. The Company shall defend, indemnify and hold harmless the Member, Manager and any Officers of the Company, to the fullest extent permitted under the Act, from and against any and all liability, loss, expense or damage (including reasonable attorney's fees and disbursements) incurred or sustained by them in the course of the conduct of the business of the Company and arising out of any act or omission to act occurring in good faith and within the scope of the authority, if any, conferred by this Agreement upon them.

7.   **Term**. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Section 11.

8.   **Initial Capital Contributions**. The Member hereby agrees to contribute to the Company such cash, property or services as determined by the Manager. The initial capital contribution of the Member shall be as set forth on **Exhibit A**. The Manager shall update **Exhibit A** to reflect any additional capital contributions made by the Member.

9.   **Tax Status; Income and Deductions**.

(a)   Tax Status. As long as the Company has only one member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes and neither the Company nor the Member shall take any action or make any election which is inconsistent with such tax treatment. All provisions of this Agreement are to be construed so as to preserve the Company's tax status as a disregarded entity.

(b)   Income and Deductions. All items of income, gain, loss, deduction and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction and credit of the Member.

(c)   Company Representative. Michael Stevens shall from time to time designate the Manager, Member, or any other person or entity to be the Company Representative. The Company Representative, in its, his, or her sole discretion, may exercise all authority permitted of a "tax matters partner" or "partnership representative," as applicable, under the Code and the Treasury Regulations, respectively. In particular, the Company Representative may, in its, his, or her sole discretion, make any elections provided for under the Audit Rules, control and make all decisions with respect to any administrative proceedings relating to tax matters or the judicial review thereof, and settle or litigate any audit adjustments proposed by the Internal Revenue Service in any audit governed by the Audit Rules. Each Member agrees to cooperate with the Company Representative and to do any or all things reasonably required by the Company Representative in connection with such matters and proceedings. The Company shall fully reimburse and indemnify the Company Representative, to the fullest extent permitted by applicable law, for and against all costs and expenses incurred in its role as Company Representative. The Members hereby appoint the Manager as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA). "Audit Rules" means the partnership audit rules enacted under the Bipartisan Budget Act of 2015.

10.   **Distributions**. Distributions shall be made to the Member at the times and in the amounts determined by the Manager.

11.   **Dissolution; Liquidation**.

(a)   The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 17351 of the Act, unless the Company's existence is continued pursuant to the Act.

(b)   Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c)   In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d)   Upon the completion of the winding up of the Company, the Member shall file a Certificate of Cancellation in accordance with the Act.

12.   **Miscellaneous**.

(a)   Amendments. Amendments to this Agreement may be made only with the consent of the Member.

(b)   Governing Law. This Agreement shall be governed by the laws of the State of California.

(c)   Severability. In the event that any provision of this Agreement shall be declared to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

*[**SIGNATURE PAGE FOLLOWS**]*

IN WITNESS WHEREOF, the undersigned has executed this Agreement to be effective as of the date first above written.

MEMBER:

Michael Stevens

By: _____

EXHIBIT A

TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
ISLAND SAVOY LLC
a California limited liability company

Sole Member and Address	Initial Capital Contribution	Limited Liability Company Interest
Michael Stevens	$	100%